UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Amendment No. 2* (EXIT FILING)

Under the Securities Exchange Act of 1934

Soleno Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

834203200

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,732,640 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,732,640 *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,732,640 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7% **
12	TYPE OF REPORTING PERSON (See Instructions) IN

* Includes 62,256 shares of common stock (“Shares”) issuable upon exercise of warrants.

** This percentage is based on a total of 79,677,948 Shares outstanding, which is the sum of 79,615,692 Shares outstanding as of November 6, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q, dated November 10, 2020 (the “Quarterly Report”), plus 62,256 warrants that are currently exercisable.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,707,540 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,707,540 *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,707,540 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4% **
12	TYPE OF REPORTING PERSON (See Instructions) PN

* Includes 42,490 Shares issuable upon exercise of warrants.

** This percentage is based on a total of 79,658,182 Shares outstanding, which is the sum of 79,615,692 Shares outstanding as of November 6, 2020, as reported by the Issuer in its Quarterly Report, plus 42,490 warrants that are currently exercisable.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Institutional Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 355,937 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 355,937 *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,937 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% **
12	TYPE OF REPORTING PERSON (See Instructions) PN

* Includes 5,603 Shares issuable upon exercise of warrants.

** This percentage is based on a total of 79,621,295 Shares outstanding, which is the sum of 79,615,692 Shares outstanding as of November 6, 2020, as reported by the Issuer in its Quarterly Report, plus 5,603 warrants that are currently exercisable.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Ten Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 669,163 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 669,163 *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 669,163 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8% **
12	TYPE OF REPORTING PERSON (See Instructions) PN

* Includes 14,163 Shares issuable upon exercise of warrants.

** This percentage is based on a total of 79,629,855 Shares outstanding, which is the sum of 79,615,692 Shares outstanding as of November 6, 2020, as reported by the Issuer in its Quarterly Report, plus 14,163 warrants that are currently exercisable.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,732,640 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,732,640 *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,732,640 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7% **
12	TYPE OF REPORTING PERSON (See Instructions) PN

* Includes 62,256 Shares issuable upon exercise of warrants.

** This percentage is based on a total of 79,677,948 Shares outstanding, which is the sum of 79,615,692 Shares outstanding as of November 6, 2020, as reported by the Issuer in its Quarterly Report, plus 62,256 warrants that are currently exercisable.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,732,640 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,732,640 *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,732,640 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7% **
12	TYPE OF REPORTING PERSON (See Instructions) CO

* Includes 62,256 Shares issuable upon exercise of warrants.

** This percentage is based on a total of 79,677,948 Shares outstanding, which is the sum of 79,615,692 Shares outstanding as of November 6, 2020, as reported by the Issuer in its Quarterly Report, plus 62,256 warrants that are currently exercisable.

This Amendment No. 2 to Schedule 13G (this “Amendment No. 2”) is being filed with respect to the Common Stock, par value $0.001 (“Common Stock”) of Soleno Therapeutics, Inc., a Delaware corporation (the “Issuer”), to amend the Schedule 13G filed on December 15, 2017, as previously amended by Amendment No. 1, filed on February 14, 2020 (as so amended, the “Schedule 13G”), in accordance with the annual amendment requirements. This Amendment No. 2 is being filed on behalf of Oracle Partners, LP, a Delaware limited partnership (“Oracle Partners”), Oracle Ten Fund, LP, a Delaware limited partnership (“Oracle Ten Fund”), Oracle Institutional Partners, LP, a Delaware limited partnership (“Institutional Partners” and, collectively with Oracle Partners and Oracle Ten Fund, the “Oracle Partnerships”), Oracle Associates, LLC, a Delaware limited liability company and the general partner of Oracle Partners, Oracle Ten Fund and Institutional Partners (“Oracle Associates”), Oracle Investment Management, Inc., a Delaware corporation and the investment manager to the Oracle Partnerships (the “Investment Manager”), and Larry N. Feinberg, the managing member of Oracle Associates and the sole shareholder, director and president of the Investment Manager (each of the foregoing, a “Reporting Person” and collectively, the “Reporting Persons”). Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G. This Amendment constitutes an exit filing of the Reporting Persons.

Item 4. Ownership:

Item 4 of the Schedule 13G is hereby amended and restated as follows:

A. Larry N. Feinberg

(a) Amount beneficially owned: 3,732,640

(b) Percent of class: 4.7%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 3,732,640

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 3,732,640

B. Oracle Partners, LP

(a) Amount beneficially owned: 2,707,540

(b) Percent of class: 3.4%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,707,540

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 2,707,540

C. Oracle Institutional Partners, LP

(a) Amount beneficially owned: 355,937

(b) Percent of class: 0.4%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 355,937

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 355,937

D. Oracle Ten Fund, LP

(a) Amount beneficially owned: 669,163

(b) Percent of class: 0.8%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 669,163

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 669,163

E. Oracle Associates, LLC

(a) Amount beneficially owned: 3,732,640

(b) Percent of class: 4.7%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 3,732,640

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 3,732,640

F. Oracle Investment Management, Inc.

(a) Amount beneficially owned: 3,732,640

(b) Percent of class: 4.7%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 3,732,640

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 3,732,640

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

/s/ Larry N. Feinberg
Larry N. Feinberg, Individually

ORACLE PARTNERS, LP
By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE TEN FUND, LP

By: /s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE INSTITUTIONAL PARTNERS, LP
By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE ASSOCIATES, LLC

By: /s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE INVESTMENT MANAGEMENT, INC.

By: /s/ Larry N. Feinberg
Larry N. Feinberg, President